EXHIBIT 21

Subsidiary Name	State of Incorporation or Organization
Smith One, Inc.	Delaware
Smith Two, Inc.	Delaware
Smith Three, Inc.	Delaware
Smith Four, Inc.	Delaware
Smith Five, Inc.	Delaware
Smith Six, Inc.	Delaware
Smith Seven, Inc.	Delaware
Archstone-Smith Operating Trust	Maryland